Registration No. 333-200405

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1 to

REGISTRATION STATEMENT

UNDER SCHEDULE B OF

THE SECURITIES ACT OF 1933

Province of Manitoba

(Canada)

(Name of Registrant)

John Prato and Heidi Kutz

Canadian Consulate General

1251 Avenue of the Americas

New York, New York 10020

(Names and Address of Authorized Agents in the United States)

Send communications to:

Jim Hrichishen	Robert E. Buckholz
Deputy Minister of Finance	Sullivan & Cromwell LLP
Province of Manitoba	125 Broad Street
Department of Finance	New York, New York 10004
Room 109, Legislative Building
450 Broadway
Winnipeg, Manitoba, Canada
R3C 0V8

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective as described herein.

The securities registered by this Registration Statement are to be offered on a delayed or continuous basis.

CALCULATION OF REGISTRATION FEE

Title of Issues (1)	Amount Being Registered	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (3)(4)
Province of Manitoba, Debt Securities and Warrants	US$1,300,000,000	100%	US$151,060.00

(1)	Title or class to be determined from time to time.
(2)	Estimated solely for the purpose of determining the registration fee.
(3)	The Prospectus included in this Registration Statement also relates to US$1,700,000,000 aggregate principal amount of unsold securities registered by Registration Statement No. 333-184733, in respect of which the Province paid an amount of US$231,879 in registration fees.
(4)	The registration fee of $151,060 has been previously paid in connection with the initial filing of this Registration Statement.

As permitted by Rule 429 under the Securities Act of 1933, the Prospectus included in this Registration Statement also relates to US$1,700,000,000 aggregate principal amount of unsold securities registered by Registration Statement No. 333-184733. This Registration Statement also constitutes Post-Effective Amendment No. 1 to Registration Statement No. 333-184733.

US$1,300,000,000 aggregate principal amount of securities registered by this Registration Statement and US$1,700,000,000 aggregate principal amount of unsold securities registered by Registration Statement No. 333-184733 are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Registration Statement, including the Basic Prospectus constituting a part thereof, relates to US$1,300,000,000 aggregate principal amount of Debt Securities and Warrants of Province of Manitoba to be offered as separate issues from time to time on terms to be specified and through underwriters or agents to be named in Prospectus Supplements to be delivered with, or subsequent to, the Basic Prospectus in connection with each offering. The Basic Prospectus included in this Registration Statement also relates to US$1,700,000,000 aggregate principal amount of unsold Debt Securities and Warrants registered by Registration Statement No. 333-184733.

The information in this prospectus is not complete and may be changed. The Province may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated January 12, 2015

Prospectus

Province of Manitoba

(Canada)

US$3,000,000,000

Debt Securities

Warrants

The Province will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. This prospectus may not be used to make offers or sales of securities or warrants unless accompanied by a supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated                     , 2015.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that Province of Manitoba (the “Province”) has filed with the Securities and Exchange Commission (the “SEC”) under a “shelf” registration process. Under this shelf process, the Province may, from time to time, sell any combination of debt securities (the “Securities”) and warrants (the “Warrants”) described in this prospectus in one or more offerings up to a total dollar amount of US$3,000,000,000. This prospectus provides you with a general description of the Securities and Warrants the Province may offer. Each time the Province sells Securities or Warrants under this shelf process, the Province will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any prospectus supplement together with additional information described under “Where You Can Find More Information”.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Statements that are not historical facts, including statements about the Province’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Province undertakes no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. The Province cautions you that actual results could differ materially from those suggested in any forward-looking statement.

WHERE YOU CAN FIND MORE INFORMATION

The Province files annual reports, amendments to annual reports and other information with the SEC (File No. 033-19538). These reports and amendments include certain financial, statistical and other information about the Province, and may be accompanied by exhibits. You may read and copy any document the Province files with the SEC at the SEC’s public reference room in Washington, D.C. You may also obtain copies of the same documents from the public reference room in Washington, D.C. by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a web site at http://www.sec.gov, which contains reports and other information regarding issuers that file electronically with the SEC.

The SEC allows the Province to “incorporate by reference” the information the Province files with them, which means that the Province can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. The Province incorporates by reference the documents listed below:

•	the Province’s Annual Report on Form 18-K for the year ended March 31, 2014 filed on October 23, 2014;

•	the Province’s Report on Form 18-K/A filed on March 12, 2014, which includes excerpts from The Manitoba Budget 2014; and

•	the Province’s Report on Form 18-K/A filed on December 17, 2014, which includes the Province’s Quarterly Financial Report for the six months April to September 2014.

The Province also incorporates by reference all future annual reports and amendments to annual reports, and any other information the Province files with the SEC pursuant to Sections 13(a) and 13(c) of the Securities Exchange Act of 1934 until it sells all of the Securities and Warrants. Each time the Province files a document with the SEC that is incorporated by reference, the information in that document automatically updates the information contained in previously filed documents.

You may request a free copy of the annual reports, amendments to annual reports and other information mentioned above by writing or calling the Province at the following address:

Province of Manitoba

Department of Finance

Treasury Division

350-363 Broadway

Winnipeg, Manitoba

Canada R3C 3N9

(866) 626-4862

You can also visit our web site at http://www.gov.mb.ca. Information on our web site or links to our web site do not constitute part of this prospectus.

You should rely only on the information incorporated by reference or contained in this prospectus or any prospectus supplement. The Province has not authorized anyone to provide you with different or additional information. The Province is not making an offer of these Securities or Warrants in any state where the offer is not permitted by law. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of those documents.

USE OF PROCEEDS

The Province will use the net proceeds from the sale of the Securities and Warrants to:

•	Make payments authorized or required to be made out of the Consolidated Fund of the Province for General Government Programs; and

•	Make loans and advances to various Crown corporations, agencies, boards and commissions, including The Manitoba Hydro-Electric Board (“Manitoba Hydro”), principally for refinancing maturing debt or for capital expenditures in connection with its capital construction programs.

DESCRIPTION OF SECURITIES

The Province may issue Securities in distinct series at various times. This section summarizes the terms of the Securities that are common to all series. The financial terms and other specific terms of your series are described in the prospectus supplement that is attached to this prospectus. If the terms described in the prospectus supplement that relates to your series differ from the terms described in this prospectus, you should rely on the terms described in the prospectus supplement.

General

The Securities, when issued, will be direct and unconditional obligations of the Province. The Securities are not secured by any of the Province’s property or assets. The Securities are not subordinated to any of the Province’s other general obligations and therefore rank equally with all of the Province’s other unsecured and unsubordinated indebtedness. If, after the issuance of any Securities, the Province secures any present or future debenture, bond or note by any lien, pledge or other charge upon any of its present or future assets or revenue, those Securities will automatically be secured, equally and ratably by such lien, pledge or charge, with such other debenture, bond or note.

Information Specified in the Prospectus Supplement. The prospectus supplement that relates to your Securities will specify the following terms:

•	the price of the Securities;

•	the title of the Securities;

•	the stated maturity date of the Securities on which the Province must repay principal;

•	the interest rate which the Securities will bear and, if variable, the method by which the interest rate will be calculated;

•	the date from which interest will accrue, the dates on which the Province must pay interest and the record dates for payment of interest;

•	where and how the Province will pay principal and interest;

•	whether and in what circumstances the Securities may be redeemed before maturity;

•	whether any amount payable in respect of the Securities will be determined based on an index or formula, and how any such amount will be determined;

•	any foreign currency in which the Province may pay the Securities and the manner in which the principal amount would be translated in U.S. dollars, if necessary, such as to determine the principal amount outstanding when voting with other series of Securities;

•	any alternate currency in which the Province may pay the Securities (whether at its option or yours), and the timing and terms for payment;

•	whether any part or all of the Securities will be in the form of a global security and the circumstances in which a global security is exchangeable for certificated (physical) securities; and

•	any other terms of the Securities.

If applicable, the prospectus supplement may also describe any special United States or Canadian federal income tax issues.

The Province or affiliates of the Province may also sell certain outstanding securities issued by the Province and held by them. The prospectus supplement will state whether the Securities sold under this prospectus include any such outstanding securities.

Ranking

The Securities will:

•	constitute direct, general, unconditional, unsecured and unsubordinated external indebtedness of the Province backed by the full faith and credit of the Province; and

•	be equal in right of payment among themselves with all of the Province’s present and future unsecured and unsubordinated external indebtedness.

Form, Exchange, Registration and Transfer

The Securities will:

•	be issued in denominations of US$1,000 and greater multiples or as described in the prospectus supplement;

•	be represented by one or more global securities in fully registered form only, without coupons;

•	be registered in the name of a nominee of The Depository Trust Company (“DTC”) and recorded on, and transferred through, the records maintained by DTC and its participants, including the depositaries for CDS Clearing and Depository Services Inc. (“CDS”), Euroclear and Clearstream Banking, société anonyme, Luxembourg (“Clearstream, Luxembourg”); and

•	be available in definitive form only under certain limited circumstances, as described in this prospectus.

You may exchange your Securities for other authorized denominations of the same series of equal aggregate principal amount. You may arrange to exchange or transfer your Securities at the office of HSBC Bank USA, N.A., which acts as Paying Agent. You will not be required to pay a service charge to transfer or exchange Securities, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange will be made after the Paying Agent is satisfied with your evidence of title.

Global Securities

The Securities you purchase will be represented by one or more global securities. The aggregate principal amount of any global security equals the sum of the principal amount of all the Securities it represents. The global security will be registered in the name of DTC, as depository, or its nominee, and will be deposited with the depository, its nominee or a custodian.

Except as otherwise specified in the prospectus supplement, you may elect to hold your beneficial interests in the global security:

•	in the United States, through DTC;

•	in Canada, through CDS, which in turn will hold its interests through DTC;

•	in Europe, through Clearstream, Luxembourg or Euroclear, which in turn will hold their interests through DTC; or

•	indirectly, through organizations that participate in any of these systems.

CDS will hold its participants’ beneficial interests in the global security in its customers’ securities accounts directly through its account at DTC. Euroclear and Clearstream, Luxembourg will hold their participants’ beneficial interests in the global security in their customers’ securities accounts with their depositaries. These depositaries of Euroclear and Clearstream, Luxembourg in turn will hold such interests in their customers’ securities accounts with DTC. Euroclear’s or Clearstream, Luxembourg’s ability to take actions as a holder under the Securities will be limited by the ability of their respective depositaries to carry out actions for them through DTC.

The global security will contain a legend that describes the restrictions on exchanges and transfers that may affect you. Some of these restrictions are described below.

Limitation on Your Ability to Obtain Securities Registered in Your Name. The global security will not be registered in the name of any person other than the depository or its nominee. Similarly, the global security will not be exchanged for Securities that are registered in the name of any person other than the depository or its nominee. An exception to these restrictions would be made only if:

•	the depository notifies the Province that it is unwilling, unable or no longer qualified to continue to act as the depository;

•	at any time the Province decides it no longer wishes to have all or part of the Securities represented by a global security; or

•	a default occurs that entitles the holders of the Securities to accelerate the maturity date and such default has not been cured.

In those circumstances, the depository will determine in whose names to register any certificated (physical) Securities issued in exchange for the global security.

The depository or its nominee will be considered the sole owner and holder of the global security for all purposes. As a result:

•	you cannot get Securities registered in your name for so long as they are represented by the global security;

•	you cannot receive certificated (physical) Securities in your name in exchange for your beneficial interest in the global security;

•	you will not be considered to be the owner or holder of the global security or any Securities represented by the global security for any purpose; and

•	you cannot assert any right of a holder of the Securities unless you are authorized by the depository and the participant through which you hold your beneficial interest.

All payments on the global security will be made to the depository or its nominee.

In some jurisdictions, certain types of purchasers (such as some insurance companies) are not permitted to own securities represented by a global security. These laws may limit your ability to sell or transfer your beneficial interest in the global security to these types of purchasers.

Beneficial Interests in and Payments on Global Security. Institutions that have accounts with the depository or a nominee of the depository, such as securities brokers and dealers, are called participants. Only participants, and persons that may hold beneficial interests through participants, can own a beneficial interest in the global security. The depository keeps records of the ownership and transfer of beneficial interests in the global security by its participants. In turn, participants keep records of the ownership and transfer of beneficial interests in the global security by other persons (such as their customers). No other records of the ownership and transfer of beneficial interests in the global security will be kept.

When the depository receives payment of principal or interest on the global security, the depository is expected to credit its participants’ accounts in amounts that correspond to their respective beneficial interests in the global security. In turn, after the participants’ accounts are credited, the participants are expected to credit the accounts of the owners of beneficial interests in the global security in amounts that correspond to the owners’ respective beneficial interests in the global security.

The depository and its participants establish policies and procedures that govern payments, transfers, exchanges and other important matters that affect owners of beneficial interests in the global security. The depository and its participants may change these policies and procedures from time to time. The Province has no responsibility or liability for the records of owners of beneficial interests in the global security, or for payments made or not made to owners of beneficial interests in the global security. Also, the Province is not responsible for maintaining, supervising, or reviewing those records or payments. The Province has no responsibility or liability for any aspect of the relationship between the depository and its participants or for any aspect of the relationship between participants and owners of beneficial interests in the global security.

Payments of Principal and Interest

The Province will make payments of principal of and interest on the Securities of any series represented by global securities by wire transfer to DTC or to its nominee as the registered owner, which will receive the funds for distribution to the holders. The Province expects that the holders will be paid in accordance with the procedures of DTC and its participants. Neither the Province nor the paying agent shall have any responsibility or liability for any of the records of, or payments made by, DTC or its nominee.

If the Securities of any series are represented by definitive securities, the Province will make its interest and principal payments to you by wire transfer or, at its option, by check.

If the Province does not pay interest by wire transfer for any reason, it will, subject to applicable laws and regulations, mail a check on or before the due date for the payment. The check will be mailed to your address as it appears on the security register maintained by the fiscal agent on the applicable record date. If you hold your Securities through DTC, the check will be mailed to DTC, as the registered owner.

The following provisions will apply to Securities of any series denominated in a currency other than U.S. dollars (which we refer to as the applicable currency), except as otherwise specified in the prospectus supplement:

•	Any holder shall receive payments of principal and interest in respect of the Securities in U.S. dollars, unless that holder elects to receive payments in the applicable currency in accordance with the procedures set out below. To the extent that holders shall not have made such an election in respect of any payment of principal or interest, the aggregate amount designated for all such holders in respect of that payment (the “applicable currency conversion amount”) shall be converted by the paying agent into U.S. dollars and paid by wire transfer of same-day funds to the registered holder of the global certificates for payment through DTC’s settlement system to the relevant DTC participants. All costs of the conversion shall be deducted from those payments. Any such conversion will be based on the bid quotation of the paying agent, at or prior to 11:00 a.m., New York City time, on the second conversion business day preceding the relevant payment date, for the purchase by the paying agent of the applicable currency conversion amount with U.S. dollars for settlement on that payment date. Conversion business day means a day which is a New York business day and a business day in the other cities specified in the prospectus supplement. If such a bid quotation is not available, the paying agent will obtain a bid quotation from a leading foreign exchange bank in New York City selected by the paying agent. If no bid quotation from a leading foreign exchange bank is available, payment of the applicable currency conversion amount will be made in the applicable currency to the accounts specified by DTC to the paying agent. Until those accounts are so specified, the funds still held by the paying agent will bear interest at the rate of interest quoted by the paying agent for deposits with it on an overnight basis, to the extent that the paying agent is reasonably able to reinvest those funds.

•	Any holder may elect to receive payment of principal and interest with respect to the Securities in the applicable currency by causing DTC, through the relevant DTC participant, to notify the paying agent by the time specified below of (i) the holder’s election to receive all or a portion of that payment in the applicable currency, and (ii) wire transfer instructions to an account held in the applicable currency. The election in respect of any payment will be made by the holder at the time and in the manner required by the DTC procedures applicable from time to time and will, in accordance with those procedures, be irrevocable. DTC’s notification of such an election, wire transfer instructions and the amount payable in the applicable currency pursuant to this paragraph must be received by the paying agent prior to 5:00 p.m., New York City time, on the sixth New York business day (as defined below) following the relevant record date in the case of interest and prior to 5:00 p.m., New York City time, on the eighth New York business day prior to the payment date for the payment of principal. Any payments under this paragraph shall be made by wire transfer of same-day funds to an account denominated in the applicable currency as designated by DTC.

If any due date for payment of principal or interest is a day on which the law (or an executive order) at the place of payment permits or requires banking institutions to close, the Province will make the payment on the next following banking day at that place. The Province will treat those payments as if they were made on the due date, and no interest on the Securities will accrue as a result of the delay in payment. “New York business day” means any day on which banking institutions in New York City are not obligated and not authorized to close.

For the purposes of the terms and conditions of the Securities of any series, “payment date” means the day on which the payment is actually to be made, where applicable as adjusted in accordance with the preceding paragraph, and “due date” means the payment date provided for herein, without taking account of any such adjustment.

If any money that the Province pays to the fiscal agent for the payment of principal of or interest on the Securities of any series is not claimed at the end of two years after the principal or interest was due and payable, then the fiscal agent will repay the money to the Province on the Province’s written request. After any such repayment, the fiscal agent will not be liable with respect to those payments. However, the Province’s obligations to pay the principal of and interest on the Securities as they become due will not be affected by the repayment.

Subject to applicable law, any payment of principal of or interest on the Securities of any series will become void unless claimed within a period of six years from the date on which such principal or interest was due and payable. If any money that the Province pays to the fiscal agent for the payment of principal of or interest on the Securities of any series is not claimed when such payment becomes void, then the fiscal agent will repay the money to the Province. After any such repayment, neither the fiscal agent nor the Province will be liable with respect to those payments.

Paying Agents

Until the Securities of any series are paid, the Province will maintain a paying agent in The City of New York. The Province has initially appointed HSBC Bank USA, N.A. to serve as its principal paying agent and transfer agent. Additional paying agents may be appointed as specified in the prospectus supplement.

Payment of Additional Amounts

The principal of and interest on the Securities will be paid to any holder, who as to Canada or any province, political subdivision or taxing authority therein or thereof is a non-resident, without deduction for or on account of any present taxes or duties of whatsoever nature, imposed or levied by or within Canada, or any province, political subdivision or taxing authority therein or thereof. If the Province shall be required to withhold any such taxes or duties from any payments due under the Securities, the Province will pay such additional amounts (the “Additional Amounts”) as may be necessary in order that every net payment of the principal of and interest on the Securities to any such holder will be not less than the amount provided for in the Securities. The Province shall not, however, be obliged to pay such Additional Amounts on account of any such taxes or duties to which any holder is subject otherwise than by reason of his ownership of Securities or the receipt of income therefrom or which become payable as a result of any Securities being presented for payment on a date more than 30 days after the date on which the same becomes due and payable, or the date on which payment thereof is duly provided for, whichever is later.

Further Issues

The Province may, without your consent, issue debt securities having the same terms and conditions as the Securities of any series (or the same except for the payment of interest accruing prior to the issue date or except for the amount payable on the first interest payment date) and consolidate those debt securities to form a single series with the Securities of any series, as long as those debt securities are fungible for United States federal income tax purposes with the relevant Securities.

Canadian Taxes

Mary McGunigal, Crown Counsel of the Department of Justice of the Province, and Thompson Dorfman Sweatman LLP, Canadian counsel for the underwriters or agents, if any, have provided opinions on the Canadian tax consequences of ownership of the Securities. In their opinions:

•	there are no withholding or other income taxes or capital gains taxes payable under the laws of Canada or of the Province in respect of the Securities or the premium thereon, if any, or the interest thereon, by an owner who is not, and is not deemed to be, a resident of Canada and who does not use or hold, and is not deemed to use or hold, the Securities in carrying on business in Canada; and

•	no estate taxes or succession duties are presently imposed by Canada or the Province.

The Securities will provide that the principal thereof and the interest thereon will be free from all taxes, duties, charges or impositions, now or hereafter imposed by the Government of Manitoba or by any taxing authority in Manitoba under the jurisdiction of the Legislature of the Province, so long as the owner of the Securities is not, and is not deemed to be, a resident of either the Province or of Canada and does not use or hold, and is not deemed to use or hold, the Securities in carrying on business in Canada.

Warrants

The Province may issue Warrants for the purchase of Securities, either separately or together with the Securities. The Warrants, if any, will be issued under Warrant Agreements between the Province and a bank or trust company, as Warrant Agent. The terms of any such agreement will be described in the prospectus supplement that relates to your particular Warrants. The prospectus supplement that relates to your particular Warrants will describe the following terms:

•	the terms listed under the heading “Description Of Securities — General — Information Specified in the Prospectus Supplement”, as they relate to the particular Securities you have the right to purchase if you exercise your Warrants;

•	the amount of Securities each Warrant entitles you to purchase if you exercise your Warrants and the purchase price to you of those Securities;

•	the procedures you must follow and the conditions you must satisfy in order to exercise your Warrants;

•	the dates on which your right to exercise your Warrants begins and expires;

•	whether and when your Warrants and any Securities issued together with your Warrants may be sold or transferred separately; and

•	whether the certificates that represent your Warrants will be issued in registered or bearer form and, if issued in registered form, where the Warrants can be transferred and registered.

The prospectus supplement that relates to your particular Warrants will also describe the material United States federal income tax consequences relating to an investment in the Warrants.

Enforceability and Governing Law

The Province is a foreign government entity and your ability to sue the Province may be limited. The Province has not agreed to waive any immunity from jurisdiction, and it has not appointed an agent in the United States upon which process may be served for any purpose. As a result, you may not be able to sue us in a United States court or enforce in the United States a judgment against us, including a judgment based on the civil liability provisions of the U.S. federal securities laws, if granted by a United States court. In addition, if you obtain a judgment or order against the Province in a court outside Manitoba, including a judgment obtained in a U.S. court based upon the civil liability provisions of the U.S. federal securities laws, you may not be able to enforce that judgment or order against the Province in Manitoba or elsewhere unless the Province agrees to waive its immunity. Also, you may not be able to bring an original action in Manitoba or another foreign court to enforce liabilities based upon the U.S. federal securities laws.

However, you may sue and obtain a judgment against the Province in the courts of Manitoba based on the Securities, and you are not required to obtain the consent of any public official or authority in order to do so. The Province does not have immunity in the courts of Manitoba from lawsuits based on the Securities whether or not the person who brings the lawsuit is a resident of Manitoba or a resident of Canada. You are not required to serve written notice upon the Province before you sue.

If you obtain a judgment or order against the Province in the courts of Manitoba, you may not be able to enforce it by execution. However, under current law, your judgment or order must be paid by the Minister of Finance out of the Consolidated Fund together with any interest that may have accrued by law, unless the Province obtains a suspension of payment by court order pending an appeal or otherwise.

The Securities of any series are governed by the laws of the Province and the laws of Canada applicable therein. Transfers and pledges of Securities executed between DTC participants and between DTC and DTC participants will be governed by the laws of the State of New York.

The prospectus supplement that relates to your Securities or Warrants may update or supersede any of the information in this section or any other section of this prospectus.

CLEARANCE AND SETTLEMENT

The Province has obtained the information in this section from sources it believes to be reliable, including from DTC, CDS, Euroclear and Clearstream, Luxembourg. DTC, CDS, Euroclear and Clearstream, Luxembourg are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither the Province nor the Paying Agent will be responsible for DTC’s, CDS’s, Euroclear’s or Clearstream, Luxembourg’s performance of their obligations under their rules and procedures. Nor will the Province or the Paying Agent be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

The Clearing Systems

The Depository Trust Company

DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

DTC holds securities that its participants (“Direct Participants”) deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include certain of the underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and The NASD, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”).

Purchases of securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the securities on DTC’s records. The ownership interest of each actual purchaser of each security (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the securities are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in securities, except in the event that use of the book-entry system for the securities is discontinued.

To facilitate subsequent transfers, all securities deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of securities with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual

Beneficial Owners of the securities; DTC’s records reflect only the identity of the Direct Participants to whose accounts those securities are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

According to DTC, the foregoing information with respect to DTC has been provided to the Industry for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

CDS

CDS Clearing and Depository Services Inc. (“CDS”) is Canada’s national securities clearing and depository services organization. Functioning as a service utility for the Canadian financial community, CDS provides a variety of computer automated services for financial institutions and investment dealers active in domestic and international capital markets. CDS participants (“CDS Participants”) include banks, investment dealers and trust companies, and may include the underwriters. Indirect access to CDS is available to other organizations that clear through or maintain a custodial relationship with a CDS Participant. Transfers of ownership and other interests, including cash distributions, in bonds in CDS may only be processed through CDS Participants and will be completed in accordance with existing CDS rules and procedures. CDS operates in Montreal, Toronto, Calgary and Vancouver to centralize securities clearing functions through a central securities depository.

CDS is wholly owned by The Canadian Depositary for Securities Limited, a private corporation owned one-third by investment dealers, one-third by banks and one-third by trust companies through their respective industry associations. CDS is the exclusive clearing house for equity trading on both the Toronto and Montreal exchanges and also clears a substantial volume of “over-the-counter” trading in equities and bonds.

Euroclear

Euroclear was created in 1968 to hold securities for its participants (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator”), under contract with Euroclear Clearance Systems, S.C., a Belgian cooperative corporation (the “Cooperative”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to others that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

The Euroclear Operator was granted a banking license by the Belgian Banking and Finance Commission in 2000, authorizing it to carry out banking activities on a global basis. It took over operation of Euroclear from the Brussels, Belgium office of Morgan Guaranty Trust Company of New York on December 31, 2000.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

Distributions of interest and principal with respect to Securities held beneficially through Euroclear will be credited to cash accounts of Euroclear Participants in accordance with its rules and procedures, to the extent received by its depository in the United States.

Clearstream, Luxembourg

Clearstream Banking (“CB”), société anonyme, 67 Bd Grande-Duchesse Charlotte, L-2967 Luxembourg (“Clearstream, Luxembourg”), is incorporated under the laws of Luxembourg as a professional depositary. Clearstream, Luxembourg holds securities for its participating organizations (“Clearstream, Luxembourg Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream, Luxembourg Participants through electronic book-entry changes in accounts of Clearstream, Luxembourg Participants, thereby eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides to its participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic securities markets in over 30 countries through established depository and custodial relationships. As a professional depositary, Clearstream, Luxembourg is subject to regulation by the Luxembourg Monetary Institute. Clearstream, Luxembourg Participants are world-wide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations, and may include the underwriters. Indirect access to Clearstream, Luxembourg is available to other institutions that clear through or maintain a custodial relationship with a Clearstream, Luxembourg Participant, either directly or indirectly.

Distributions of interest and principal with respect to Securities held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream, Luxembourg Participants in accordance with its rules and procedures, to the extent received by the U.S. Depository for Clearstream, Luxembourg.

Initial Settlement

If you plan to hold your interests in the Securities of any series through DTC, you will follow the settlement practices applicable to global security issues. If you plan to hold your interests in the Securities of any series through CDS, you will follow the settlement procedures in accordance with market conventions applicable to transactions in book-based Canadian domestic bonds. If you plan to hold your interests in the Securities of any series through Euroclear or Clearstream, Luxembourg, you will follow the settlement procedures applicable to conventional Eurobonds in registered form. If you are an investor on the settlement date, you will pay for Securities with value on the settlement date and the entity through which you hold your interests in Securities will credit your securities custody account.

Secondary Market Trading

The purchaser of securities determines the place of delivery in secondary market trading. Therefore, it is important for you to establish at the time of the trade where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date (i.e., the date specified by the purchaser and seller on which the price of the securities is fixed).

Trading between DTC purchasers and sellers

DTC Participants will transfer interests in Securities among themselves in the ordinary way according to the rules and operating procedures of DTC governing global security issues.

Trading between CDS Participants

CDS Participants will transfer interests in Securities among themselves in the ordinary way in accordance with market conventions applicable to transactions in book based Canadian domestic bonds.

Trading between Euroclear and/or Clearstream, Luxembourg participants

Euroclear and Clearstream, Luxembourg Participants will transfer interests in Securities among themselves in the ordinary way according to the rules and operating procedures of Euroclear and Clearstream, Luxembourg governing conventional Eurobonds.

Transfers between DTC and CDS, Euroclear or Clearstream, Luxembourg

Cross-market transfers between persons holding directly or indirectly through DTC Participants, on the one hand, and directly or indirectly through CDS, Euroclear or Clearstream, Luxembourg Participants, on the other, will be effected in DTC in accordance with DTC rules. However, these cross-market transactions will require delivery of instructions to the relevant clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines. The relevant clearing system will, if the transaction meets its settlement requirements, then deliver instructions to DTC directly or through its depository to take action to effect final settlement on its behalf by delivering or receiving Securities in DTC, and making or receiving payment in accordance with normal procedures for settlement in DTC. CDS, Euroclear and Clearstream, Luxembourg Participants may not deliver instructions directly to DTC or the respective depositories of Euroclear or Clearstream, Luxembourg.

Due to time zone differences, credits of Securities received in Euroclear and Clearstream, Luxembourg as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Those credits, or any transactions in those Securities settled during that processing, will be reported to the relevant Euroclear or Clearstream, Luxembourg Participant on that following business day. Cash received in Euroclear or Clearstream, Luxembourg as a result of sales of Securities by or through a Euroclear or Clearstream, Luxembourg Participant to a DTC Participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream, Luxembourg cash account only as of the business day following settlement in DTC.

Transfers between Euroclear, Clearstream, Luxembourg and CDS

Cross-market transfers between Euroclear, Clearstream, Luxembourg and CDS Participants will be effected in DTC.

When Securities are to be transferred from the account of a CDS Participant to the account of a Euroclear or Clearstream, Luxembourg Participant, the CDS Participant will transmit instructions to CDS on the settlement date. The Euroclear or Clearstream, Luxembourg Participant will transmit instructions to Euroclear or Clearstream, Luxembourg at least one business day before the settlement date. One business day before the settlement date, Clearstream, Luxembourg, and on the settlement date, Euroclear, will transmit trade instructions to its respective U.S. depository. The beneficial interest in the Securities of any series and payments for such beneficial interests will be transferred in DTC by CDS and the respective U.S. depositories for Euroclear and Clearstream, Luxembourg.

Although DTC, CDS, Euroclear and Clearstream, Luxembourg have agreed to the foregoing procedures in order to facilitate transfers of bonds among participants of DTC, CDS, Euroclear and Clearstream, Luxembourg, they are under no obligation to perform or continue to perform such procedures, and such procedures may be changed or discontinued at any time.

INFORMATION ON CURRENCY CONVERSION AND FOREIGN EXCHANGE EXPOSURE

The following considerations will apply to the Securities of any series denominated in a currency other than U.S. dollars:

Initial purchasers will be required to pay for the Securities in the applicable currency specified in the prospectus supplement. Each underwriter may, under certain terms and conditions, arrange for the conversion of U.S. dollars into the applicable currency to enable U.S. purchasers to pay for the Securities in the applicable currency. Any conversion will be made by the underwriter on such terms and subject to such conditions, limitations and charges as the underwriter may from time to time establish in accordance with its regular foreign exchange practices, and subject to any applicable laws and regulations. All costs of conversion will be borne by the purchaser of Securities.

An investment in Securities which are denominated in a currency other than the currency of the country in which the purchaser is a resident or conducts its business or activities (the “home currency”) entails significant risks that are not associated with a similar investment in a security denominated in the home currency. Those risks include, without limitation, the possibility of significant changes in rates of exchange between the home currency and the applicable currency and the possibility of the imposition or modification of foreign exchange controls with respect to the applicable currency. These risks generally depend on economic and political events over which the Province has no control. In recent years, rates of exchange for some currencies have been highly volatile and that volatility may be expected to continue in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations in that rate that may occur during the term of the Securities. Depreciation of the applicable currency against the relevant home currency could result in a decrease in the effective yield of the Securities of any series below the coupon rate and, in certain circumstances, could result in a loss to the investor on a home currency basis.

This description of foreign currency risks does not describe all the risks of an investment in securities denominated in a currency other than the home currency. Prospective investors should consult their own financial and legal advisors as to the risks involved in an investment in the Securities of any series.

UNITED STATES TAXATION

This section describes the material United States federal income tax consequences of owning the Securities we are offering. It is the opinion of Sullivan & Cromwell LLP, counsel to the underwriters. It applies to you only if you acquire Securities in the offering and you hold your Securities as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that owns Securities that are a hedge or that are hedged against interest rate or currency risks,

•	a person that owns Securities as part of a straddle or conversion transaction for tax purposes,

•	a person that purchases or sells Securities as part of a “wash sale” for tax purposes, or

•	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This section deals only with Securities that are due to mature 30 years or less from the date on which they are issued. The United States federal income tax consequences of owning Securities that are due to mature more than 30 years from their date of issue will be discussed in an applicable prospectus supplement. This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If a partnership holds the Securities, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the Securities should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the Securities.

Please consult your own tax advisor concerning the consequences of owning these Securities in your particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.

UNITED STATES HOLDERS

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of a Security and you are:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this subsection does not apply to you and you should refer to “— United States Alien Holders” below.

Payments of Interest

Except as described below in the case of interest on a discount Security that is not qualified stated interest, each as defined below under “— Original Issue Discount — General”, you will be taxed on any interest on your Security, which shall include any amounts withheld from the interest payments on your Security and any Additional Amounts, whether payable in U.S. dollars or a foreign currency, including a composite currency or basket of currencies other than U.S. dollars, as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes.

Interest and any Additional Amounts paid by the Province on the Securities and original issue discount, if any, accrued with respect to the Securities (as described below under “— Original Issue Discount”) is income from sources outside the United States and is subject to the rules regarding the foreign tax credit allowable to a United States holder. Under the foreign tax credit rules, interest, original issue discount and Additional Amounts will generally be “passive” or “general” income.

Foreign Currency Securities: Cash Basis Taxpayers

If you are a taxpayer that uses the cash receipts and disbursements method of accounting for tax purposes and you receive an interest payment that is denominated in, or determined by reference to, a foreign currency, you must recognize income equal to the U.S. dollar value of the interest payment, based on the exchange rate in effect on the date of receipt, regardless of whether you actually convert the payment into U.S. dollars.

Foreign Currency Securities: Accrual Basis Taxpayers

If you are a taxpayer that uses an accrual method of accounting for tax purposes, you may determine the amount of income that you recognize with respect to an interest payment denominated in, or determined by reference to, a foreign currency by using one of two methods. Under the first method, you will determine the amount of income accrued based on the average exchange rate in effect during the interest accrual period or, with respect to an accrual period that spans two taxable years, that part of the period within the taxable year.

If you elect the second method, you would determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period, or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year. Additionally, under this second method, if you receive a payment of interest within five business days of the last day of your accrual period or taxable year, you may instead translate the interest accrued into U.S. dollars at the exchange rate in effect on the day that you actually receive the interest payment. If you elect the second method it will apply to all debt instruments that you hold at the beginning of the first taxable year to which the election applies and to all debt instruments that you subsequently acquire. You may not revoke this election without the consent of the Internal Revenue Service.

When you actually receive an interest payment, including a payment attributable to accrued but unpaid interest upon the sale or retirement of your Security, denominated in, or determined by reference to, a foreign currency for which you accrued an amount of income, you will recognize ordinary income or loss measured by the difference, if any, between the exchange rate that you used to accrue interest income and the exchange rate in effect on the date of receipt, regardless of whether you actually convert the payment into U.S. dollars.

Original Issue Discount

General

If you own a Security, other than a short-term Security with a term of one year or less, it will be treated as a discount Security issued at an original issue discount if the amount by which the Security’s stated redemption price at maturity exceeds its issue price is more than a de minimis amount. Generally, a Security’s issue price will be the first price at which a substantial amount of Securities included in the issue of which the Security is a part is sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers. A Security’s stated redemption price at maturity is the total of all payments provided by the Security that are not payments of qualified stated interest. Generally, an interest payment on a Security is qualified stated interest if it is one of a series of stated interest payments on a Security that are unconditionally payable at least annually at a single fixed rate, with certain exceptions for lower rates paid during some periods, applied to the outstanding principal amount of the Security. There are special rules for variable rate Securities that will be discussed in the applicable prospectus supplement.

In general, your Security is not a discount Security if the amount by which its stated redemption price at maturity exceeds its issue price is less than the de minimis amount of  1⁄4 of 1 percent of its stated redemption price at maturity multiplied by the number of complete years to its maturity. Your Security will have de minimis original issue discount if the amount of the excess is less than the de minimis amount. If your Security has de minimis original issue discount, you must include the de minimis amount in income as stated principal payments are made on the Security, unless you make the election described below under “— Election to Treat All Interest as Original Issue Discount”. You can determine the includible amount with respect to each such payment by multiplying the total amount of your Security’s de minimis original issue discount by a fraction equal to:

•	the amount of the principal payment made

divided by:

•	the stated principal amount of the Security.

Generally, if your discount Security matures more than one year from its date of issue, you must include original issue discount, or OID, in income before you receive cash attributable to that income. The amount of OID that you must include in income is calculated using a constant-yield method, and generally you will include increasingly greater amounts of OID in income over the life of your Security. More specifically, you can calculate the amount of OID that you must include in income by adding the daily portions of OID with respect to your discount Security for each day during the taxable year or portion of the taxable year that you hold your discount Security. You can determine the daily portion by allocating to each day in any accrual period a pro rata portion of the OID allocable to that accrual period. You may select an accrual period of any length with respect to your discount Security and you may vary the length of each accrual period over the term of your discount Security. However, no accrual period may be longer than one year and each scheduled payment of interest or principal on the discount Security must occur on either the first or final day of an accrual period.

You can determine the amount of OID allocable to an accrual period by:

•	multiplying your discount Security’s adjusted issue price at the beginning of the accrual period by your Security’s yield to maturity, and then

•	subtracting from this figure the sum of the payments of qualified stated interest on your Security allocable to the accrual period.

You must determine the discount Security’s yield to maturity on the basis of compounding at the close of each accrual period and adjusting for the length of each accrual period. Further, you determine your discount Security’s adjusted issue price at the beginning of any accrual period by:

•	adding your discount Security’s issue price and any accrued OID for each prior accrual period, and then

•	subtracting any payments previously made on your discount Security that were not qualified stated interest payments.

If an interval between payments of qualified stated interest on your discount Security contains more than one accrual period, then, when you determine the amount of OID allocable to an accrual period, you must allocate the amount of qualified stated interest payable at the end of the interval, including any qualified stated interest that is payable on the first day of the accrual period immediately following the interval, pro rata to each accrual period in the interval based on their relative lengths. In addition, you must increase the adjusted issue price at the beginning of each accrual period in the interval by the amount of any qualified stated interest that has accrued prior to the first day of the accrual period but that is not payable until the end of the interval. You may compute the amount of OID allocable to an initial short accrual period by using any reasonable method if all other accrual periods, other than a final short accrual period, are of equal length.

The amount of OID allocable to the final accrual period is equal to the difference between:

•	the amount payable at the maturity of your Security, other than any payment of qualified stated interest, and

•	your Security’s adjusted issue price as of the beginning of the final accrual period.

Acquisition Premium

If you purchase your Security for an amount that is less than or equal to the sum of all amounts, other than qualified stated interest, payable on your Security after the purchase date but is greater than the amount of your Security’s adjusted issue price, as determined above under “— General”, the excess is acquisition premium. If you do not make the election described below under “— Election to Treat All Interest as Original Issue Discount”, then you must reduce the daily portions of OID by a fraction equal to:

•	the excess of your adjusted basis in the Security immediately after purchase over the adjusted issue price of the Security divided by:

•	the excess of the sum of all amounts payable, other than qualified stated interest, on the Security after the purchase date over the Security’s adjusted issue price.

Pre-Issuance Accrued Interest

An election may be made to decrease the issue price of your Security by the amount of pre-issuance accrued interest if:

•	a portion of the initial purchase price of your Security is attributable to pre-issuance accrued interest,

•	the first stated interest payment on your Security is to be made within one year of your Security’s issue date, and

•	the payment will equal or exceed the amount of pre-issuance accrued interest.

If this election is made, a portion of the first stated interest payment will be treated as a return of the excluded pre-issuance accrued interest and not as an amount payable on your Security.

Securities Subject to Contingencies Including Optional Redemption

Your Security is subject to a contingency if it provides for an alternative payment schedule or schedules applicable upon the occurrence of a contingency or contingencies, other than a remote or incidental contingency, whether such contingency relates to payments of interest or of principal. In such a case, you must determine the yield and maturity of your Security by assuming that the payments will be made according to the payment schedule most likely to occur if:

•	the timing and amounts of the payments that comprise each payment schedule are known as of the issue date and

•	one of such schedules is significantly more likely than not to occur.

If there is no single payment schedule that is significantly more likely than not to occur, other than because of a mandatory sinking fund, you must include income on your Security in accordance with the general rules that govern contingent payment obligations. These rules will be discussed in the applicable prospectus supplement.

Notwithstanding the general rules for determining yield and maturity, if your Security is subject to contingencies, and either you or the Province has an unconditional option or options that, if exercised, would require payments to be made on the Security under an alternative payment schedule or schedules, then:

•	in the case of an option or options that the Province may exercise, it will be deemed to exercise or not exercise an option or combination of options in the manner that minimizes the yield on your Security and

•	in the case of an option or options that you may exercise, you will be deemed to exercise or not exercise an option or combination of options in the manner that maximizes the yield on your Security.

If both you and the Province hold options described in the preceding sentence, those rules will apply to each option in the order in which they may be exercised. You may determine the yield on your Security for the purposes of those calculations by using any date on which your Security may be redeemed or repurchased as the maturity date and the amount payable on the date that you chose in accordance with the terms of your Security as the principal amount payable at maturity.

If a contingency, including the exercise of an option, actually occurs or does not occur contrary to an assumption made according to the above rules then, except to the extent that a portion of your Security is repaid as a result of this change in circumstances and solely to determine the amount and accrual of OID, you must redetermine the yield and maturity of your Security by treating your Security as having been retired and reissued on the date of the change in circumstances for an amount equal to your Security’s adjusted issue price on that date.

Election to Treat All Interest as Original Issue Discount

You may elect to include in gross income all interest that accrues on your Security using the constant-yield method described above under “— General”, with the modifications described below. For purposes of this election, interest will include stated interest, OID, de minimis original issue discount, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium, described below under “— Securities Purchased at a Premium,” or acquisition premium.

If you make this election for your Security, then, when you apply the constant-yield method:

•	the issue price of your Security will equal your cost,

•	the issue date of your Security will be the date you acquired it, and

•	no payments on your Security will be treated as payments of qualified stated interest.

Generally, this election will apply only to the Security for which you make it. However, if the Security has amortizable bond premium, you will be deemed to have made an election to apply amortizable bond premium against interest for all debt instruments with amortizable bond premium, other than debt instruments the interest on which is excludible from gross income, that you hold as of the beginning of the taxable year to which the election applies or any taxable year thereafter. Additionally, if you make this election for a market discount Security, you will be treated as having made the election discussed below under “— Market Discount” to include market discount in income currently over the life of all debt instruments having market discount that you acquire on or after the first day of the first taxable year to which the election applies. You may not revoke any election to apply the constant-yield method to all interest on a Security or the deemed elections with respect to amortizable bond premium or market discount Securities without the consent of the Internal Revenue Service.

Short-Term Securities

In general, if you are an individual or other cash basis United States holder of a short-term Security, you are not required to accrue OID, as specially defined below for the purposes of this paragraph, for United States federal income tax purposes unless you elect to do so (although it is possible that you may be required to include any stated interest in income as you receive it). If you are an accrual basis taxpayer, a taxpayer in a special class, including, but not limited to, a regulated investment company, common trust fund, or a certain type of pass-through entity, or a cash basis taxpayer who so elects, you will be required to accrue OID on short-term Securities on either a straight-line basis or under the constant-yield method, based on daily compounding. If you are not required and do not elect to include OID in income currently, any gain you realize on the sale or retirement of your short-term Security will be ordinary income to the extent of the accrued OID, which will be determined on a straight-line basis unless you make an election to accrue the OID under the constant-yield method, through the date of sale or retirement. However, if you are not required and do not elect to accrue OID on your short-term Securities, you will be required to defer deductions for interest on borrowings allocable to your short-term Securities in an amount not exceeding the deferred income until the deferred income is realized.

When you determine the amount of OID subject to these rules, you must include all interest payments on your short-term Security, including stated interest, in your short-term Security’s stated redemption price at maturity.

Foreign Currency Discount Securities

If your discount Security is denominated in, or determined by reference to, a foreign currency, you must determine OID for any accrual period on your discount Security in the foreign currency and then translate the amount of OID into U.S. dollars in the same manner as stated interest accrued by an accrual basis United States holder, as described under “— United States Holders — Payments of Interest”. You may recognize ordinary income or loss when you receive an amount attributable to OID in connection with a payment of interest or the sale or retirement of your Security.

Market Discount

You will be treated as if you purchased your Security, other than a short-term Security, at a market discount, and your Security will be a market discount Security if:

•	you purchase your Security for less than its issue price as determined above under “Original Issue Discount — General” and

•	the difference between the Security’s stated redemption price at maturity or, in the case of a discount Security, the Security’s revised issue price, and the price you paid for your Security is equal to or greater than 1⁄4 of 1 percent of your Security’s stated redemption price at maturity or revised issue price, respectively, multiplied by the number of complete years to the Security’s maturity. To determine the revised issue price of your Security for these purposes, you generally add any OID that has accrued on your Security to its issue price.

If your Security’s stated redemption price at maturity or, in the case of a discount Security, its revised issue price, exceeds the price you paid for the Security by less than  1⁄4 of 1 percent multiplied by the number of complete years to the Security’s maturity, the excess constitutes de minimis market discount, and the rules discussed below are not applicable to you.

You must treat any gain you recognize on the maturity or disposition of your market discount Security as ordinary income to the extent of the accrued market discount on your Security. Alternatively, you may elect to include market discount in income currently over the life of your Security. If you make this election, it will apply to all debt instruments with market discount that you acquire on or after the first day of the first taxable year to which the election applies. You may not revoke this election without the consent of the Internal Revenue Service. If you own a market discount Security and do not make this election, you will generally be required to defer deductions for interest on borrowings allocable to your Security in an amount not exceeding the accrued market discount on your Security until the maturity or disposition of your Security.

You will accrue market discount on your market discount Security on a straight-line basis unless you elect to accrue market discount using a constant-yield method. If you make this election, it will apply only to the Security with respect to which it is made and you may not revoke it.

Securities Purchased at a Premium

If you purchase your Security for an amount in excess of its principal amount (or, in the case of a discount Security, in excess of its stated redemption price at maturity), you may elect to treat the excess as amortizable bond premium. If you make this election, you will reduce the amount required to be included in your income each year with respect to interest on your Security by the amount of amortizable bond premium allocable to that year, based on your Security’s yield to maturity. If your Security is denominated in, or determined by reference to, a foreign currency, you will compute your amortizable bond premium in units of the foreign currency and your amortizable bond premium will reduce your interest income in units of the foreign currency. Gain or loss recognized that is attributable to changes in exchange rates between the time your amortized bond premium offsets interest income and the time of the acquisition of your Security is generally taxable as ordinary income or loss. If you make an election to amortize bond premium, it will apply to all debt instruments, other than debt instruments the interest on which is excludible from gross income, that you hold at the beginning of the first taxable year to which the election applies or that you thereafter acquire, and you may not revoke it without the consent of the Internal Revenue Service. See also “Original Issue Discount — Election to Treat All Interest as Original Issue Discount”.

Purchase, Sale and Retirement of the Securities

Your tax basis in your Security will generally be the U.S. dollar cost, as defined below, of your Security, adjusted by:

•	adding any OID or market discount previously included in income with respect to your Security, and then

•	subtracting any payments on your Security that are not qualified stated interest payments and any amortizable bond premium applied to reduce interest on your Security.

If you purchase your Security with foreign currency, the U.S. dollar cost of your Security will generally be the U.S. dollar value of the purchase price on the date of purchase. However, if you are a cash basis taxpayer, or an accrual basis taxpayer if you so elect, and your Security is traded on an established securities market, as defined in the applicable Treasury regulations, the U.S. dollar cost of your Security will be the U.S. dollar value of the purchase price on the settlement date of your purchase.

You will generally recognize gain or loss on the sale or retirement of your Security equal to the difference between the amount you realize on the sale or retirement and your tax basis in your Security, excluding any amounts attributable to accrued but unpaid interest (which will be treated as interest payments). If your Security is sold or retired for an amount in foreign currency, the amount you realize will be the U.S. dollar value of such amount on the date the Security is disposed of or retired, except that in the case of a Security that is traded on an established securities market, as defined in the applicable Treasury regulations, a cash basis taxpayer, or an accrual basis taxpayer that so elects, will determine the amount realized based on the U.S. dollar value of the foreign currency on the settlement date of the sale.

You will recognize capital gain or loss when you sell or retire your Security, except to the extent:

•	described above under “— Original Issue Discount — Short-Term Securities” or “— Market Discount”, or

•	attributable to changes in exchange rates as described below.

Capital gain of a noncorporate United States holder is generally taxed at preferential rates, where property is held for greater than one year.

You must treat any portion of the gain or loss that you recognize on the sale or retirement of a Security as ordinary income or loss to the extent attributable to changes in exchange rates. However, you take exchange gain or loss into account only to the extent of the total gain or loss you realize on the transaction.

Exchange of Amounts in Other Than U.S. Dollars

If you receive foreign currency as interest on your Security or on the sale or retirement of your Security, your tax basis in the foreign currency will equal its U.S. dollar value when the interest is received or at the time of the sale or retirement. If you purchase foreign currency, you generally will have a tax basis equal to the U.S. dollar value of the foreign currency on the date of your purchase. If you sell or dispose of a foreign currency, including if you use it to purchase Securities or exchange it for U.S. dollars, any gain or loss recognized generally will be ordinary income or loss.

Medicare Tax

A United States holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the United States holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the United States holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). A United States holder’s net investment income generally includes its interest income and its net gains from the disposition of the Securities, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Securities.

Variable Rate and Indexed Securities

The applicable prospectus supplement will discuss any special United States federal income tax rules with respect to Securities the payments on which are determined by reference to any variable rate and Securities the payments on which are determined by reference to any index, and other Securities that are subject to the rules governing contingent payment obligations.

UNITED STATES ALIEN HOLDERS

This subsection describes the tax consequences to a United States alien holder. You are a United States alien holder if you are a beneficial owner of a Security and you are, for United States federal income tax purposes:

•	a nonresident alien individual,

•	a foreign corporation, or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from a Security.

If you are a United States holder, this subsection does not apply to you.

Under United States federal income and estate tax law, and subject to the discussion of backup withholding below, if you are a United States alien holder of a Security, interest on a Security paid to you is exempt from United States federal income tax, including withholding tax, whether or not you are engaged in a trade or business in the United States, unless:

•	you are an insurance company carrying on a United States insurance business to which the interest is attributable, within the meaning of the Internal Revenue Code, or

•	you both

1.	have an office or other fixed place of business in the United States to which the interest is attributable and

2.	derive the interest in the active conduct of a banking, financing or similar business within the United States.

Purchase, Sale, Retirement and Other Disposition of the Securities

If you are a United States alien holder of a Security, you generally will not be subject to United States federal income tax on gain realized on the sale, exchange or retirement of a Security unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States or

•	you are an individual, you are present in the United States for 183 or more days during the taxable year in which the gain is realized and certain other conditions exist.

For purposes of the United States federal estate tax, the Securities will be treated as situated outside the United States and will not be includible in the gross estate of a holder who is neither a citizen or a resident of the United States at the time of death.

TREASURY REGULATIONS REQUIRING DISCLOSURE OF REPORTABLE TRANSACTIONS

Treasury regulations require United States taxpayers to report certain transactions that give rise to a loss in excess of certain thresholds (a “Reportable Transaction”). Under these regulations, if the Securities are denominated in a foreign currency, a United States holder (or a United States alien holder that holds the Securities in connection with a U.S. trade or business) that recognizes a loss with respect to the Securities that is characterized as an ordinary loss due to changes in currency exchange rates (under any of the rules discussed above) would be required to report the loss on Internal Revenue Service Form 8886 (Reportable Transaction Statement) if the loss exceeds the thresholds set forth in the regulations. For individuals and trusts, this loss threshold is $50,000 in any single taxable year. For other types of taxpayers and other types of losses, the thresholds are higher. You should consult with your tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of Securities.

INFORMATION WITH RESPECT TO FOREIGN FINANCIAL ASSETS

Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of Securities.

BACKUP WITHHOLDING AND INFORMATION REPORTING

If you are a noncorporate United States holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

•	payments of principal and interest on a Security within the United States, including payments made by wire transfer from outside the United States to an account you maintain in the United States, and

•	the payment of the proceeds from the sale of a Security effected at a United States office of a broker.

Additionally, backup withholding will apply to such payments if you are a noncorporate United States holder that:

•	fails to provide an accurate taxpayer identification number,

•	is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or

•	in certain circumstances, fails to comply with applicable certification requirements.

If you are a United States alien holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

•	payments of principal and interest made to you outside the United States by the Province or another non-United States payor and

•	other payments of principal and interest and the payment of the proceeds from the sale of a Security effected at a United States office of a broker, as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:

1.	the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker:

a.	an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

b.	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

2.	you otherwise establish an exemption.

Payment of the proceeds from the sale of a Security effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of a Security that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of a Security effected at a foreign office of a broker will be subject to information reporting if the broker is:

•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

1.	one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

2.	such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

GENERAL INFORMATION

European Union Savings Directive

Pursuant to EC Council Directive 2003/48/EC on the taxation of savings income, Member States are required to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State. However, for a transitional period, Belgium, Luxembourg and Austria will instead be required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of that transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). A number of non-EU countries and territories including Switzerland have agreed to adopt similar measures (a withholding system in the case of Switzerland) with effect from the same date.

DEBT RECORD

The Province has always paid the full face amount of the principal of and premium if any and interest on:

•	every direct obligation issued by it; and

•	every indirect obligation which it has been required to guarantee,

all promptly when due in the currency in which and the country where payable at the time of payment thereof, subject during wartime to any applicable laws and regulations forbidding trading with the enemy.

AUTHORIZED AGENTS

The authorized agents of the Province in the United States are Mr. John Prato and Ms. Heidi Kutz, whose address is:

Canadian Consulate General

1251 Avenue of the Americas

New York, New York 10020

LEGAL OPINIONS

An opinion as to the validity of the Securities and Warrants will be provided, on behalf of the Province, by one of the following: the Minister of Justice and Attorney General, the Deputy or Assistant Deputy Attorney General, the Director or Assistant Director of Civil Legal Services of the Department of Justice of the Province, or a Crown Counsel of the Department of Justice of the Province.

An opinion as to the validity of the Securities and Warrants will also be provided, on behalf of the underwriters, if any, by Thompson Dorfman Sweatman LLP, 2200-201 Portage Avenue, Winnipeg, Manitoba R3B 3L3 Canada and Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004. Sullivan & Cromwell LLP will rely as to matters of Canadian and Manitoba law on the opinions of Thompson Dorfman Sweatman LLP and whoever of the persons listed above provides an opinion on behalf of the Province. Thompson Dorfman Sweatman LLP and whoever of the persons listed above provides an opinion on behalf of the Province will rely as to matters of United States law on the opinion of Sullivan  & Cromwell LLP.

PLAN OF DISTRIBUTION

General

The Province may sell the Securities and Warrants (a) through underwriters or dealers; (b) through agents; or (c) directly to one or more purchasers. The Securities and Warrants may be sold from time to time in distinct series by different means at prices that are negotiated and fixed or that vary based on market prices.

Underwriters, dealers and agents that participate in the distribution of the Securities and Warrants may be underwriters as defined in the Securities Act of 1933 (the “Act”), and any discounts or commissions received by them from the Province and any profit on the resale of the Securities and Warrants by them may be treated as underwriting discounts and commissions under the Act. Any underwriters or agents will be identified and their compensation described in the prospectus supplement.

The Province may agree to indemnify the underwriters, dealers and agents against certain civil liabilities, including liabilities under the Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

In connection with the offering of the Securities of any series, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Securities of that series. In particular, the underwriters may:

•	over-allot in connection with the offering (i.e., apportion to dealers more Securities than the underwriters have), creating a short position in the Securities for their own accounts;

•	bid for and purchase Securities in the open market to cover over-allotments or to stabilize the price of the Securities; or

•	if the underwriters repurchase previously distributed Securities, reclaim selling concessions which they gave to dealers when they sold the Securities.

Any of these activities may stabilize or maintain the market price of the Securities of any series above independent market levels. The underwriters are not required to engage in these activities, and if they do, they may discontinue them at any time.

The Securities of each series will be a new issue with no established trading market. The underwriters of those Securities may make a market in the Securities. However, they are not obligated to do so and may discontinue their market-making activities at any time and without notice. Neither the Province nor the underwriters can give any assurances that a trading market for the Securities of any series will develop, or as to the liquidity of any such trading market (if one does develop).

Each of the underwriters will agree that it has not offered, sold or delivered, and it will not offer, sell or deliver, any Securities of any series, directly or indirectly, or distribute this prospectus or any accompanying prospectus supplement or any other offering material relating to Securities of any series, in or from any jurisdiction except under circumstances that will to the best of its knowledge and belief after reasonable inquiry result in compliance with the applicable laws and regulations thereof and which will not impose any obligations on the Province except as set forth in the underwriting agreement.

Each of the underwriters will agree that the Securities have not been and will not be registered under the Securities and Exchange Law of Japan. Each underwriter will agree that it has not offered or sold and will not offer or sell any Securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law, and any other applicable laws, regulations and ministerial guidelines, of Japan.

In addition, each of the underwriters will represent and agree that it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Securities other than (i) to persons whose ordinary business is to buy or sell shares or debentures (whether as principal or agent); or (ii) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of the Ordinance; and it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Securities, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Purchasers of the Securities of any series may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth above.

Delayed Delivery Arrangements

The Province may authorize underwriters or other persons to solicit offers by certain institutions to purchase Securities and Warrants from the Province under “delayed delivery” contracts. Purchasers of Securities and Warrants under delayed delivery contracts will pay the public offering price plus accrued interest, if any, and will take delivery of the Securities or Warrants on a date or dates stated in the prospectus supplement. Any delayed delivery contracts arranged by the underwriters will be entered into on or prior to the date of delivery to the underwriters of the Securities and Warrants to be purchased by them. Each delayed delivery contract will be for an amount not less than the respective amount stated in the prospectus supplement, and the total principal amount of Securities and Warrants sold under delayed delivery contracts will be no more or less than the respective amounts stated in the prospectus supplement.

The institutions to which Securities and Warrants may be sold under delayed delivery contracts include: commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. The Province must approve of every purchaser, and every delayed delivery contract must be authorized by the Province. Delayed delivery contracts will not be subject to any conditions except: (a) the purchase of the Securities or Warrants under the delayed delivery contract by a particular purchaser must be lawful at the time of delivery under the laws of any jurisdiction in the United States to which the purchaser is subject and (b) if the purchase is arranged by the underwriters, the sale of Securities and Warrants to the underwriters under the related underwriting agreement and terms agreement must have been completed.

The underwriters or other persons who arrange delayed delivery contracts will not be responsible for the validity or performance of the contracts. The principal amount of Securities and Warrants each underwriter has agreed to purchase will be reduced by the respective amount of Securities and Warrants to be sold under delayed delivery contracts allocated to the underwriter as provided in the agreement among underwriters that relates to the Securities and Warrants.

PUBLIC OFFICIAL DOCUMENTS

This prospectus, any prospectus supplement and any document incorporated by reference may include information that is identified as taken from publications of the Province or Canada, or of agencies and instrumentalities of the Province or Canada. Whenever information is identified in this manner, it is included or incorporated by reference based on the authority of such publication as a public official document.

The information included or incorporated by reference in this prospectus was supplied by the Minister of Finance of the Province of Manitoba in his official capacity as Minister duly authorized thereto by Order in Council.

PROVINCE OF MANITOBA

By:	Garry Steski
Acting Assistant Deputy Minister of Finance

29

PART II

1. If substitution of any security for the funded debt or floating debt of the Province is permissible, furnish a statement of the conditions under which such substitution is permitted. If substitution is permissible without notice, furnish a specific answer to that effect.

Neither the funded debt nor the floating debt of the Province is secured; consequently there is no provision for substitution of security.

2. Furnish the names and addresses of the underwriters.

A list of the names and addresses of the underwriters who participate in the distribution of a particular issue of Securities or Warrants will be provided in an amendment to the Province’s Annual Report on Form 18-K or in a post-effective amendment to this Registration Statement relating to such issue.

3. Furnish the amounts or estimated amounts, itemized in reasonable detail, of expenses, other than underwriting commissions, incurred or to be incurred or borne by or for the account of the issuer in connection with the sale of the security to be offered or properly chargeable thereto, including legal, engineering, certification, and other charges.

An itemized statement showing such expenses incurred or to be incurred or borne by or for the account of the Province or properly chargeable thereto in connection with the sale of a particular issue of Securities or Warrants will be provided in an amendment to the Province’s Annual Report on Form 18-K or in a post-effective amendment to this Registration Statement relating to such issue.

4. Furnish a copy of any agreement or agreements made with any underwriter governing the sale of the security within the United States.

A copy of any such agreement or agreements made in connection with any issue of Securities or Warrants will be provided in an amendment to the Province’s Annual Report on Form 18-K or in a post-effective amendment to this Registration Statement relating to such issue or issues.

5. Furnish an agreement of the issuer to furnish a copy of the opinion or opinions of counsel in respect to the legality of the issue, with a translation, where necessary, into the English language. Such opinion shall set out in full all laws, decrees, ordinances, or other acts of Government under which the issue of such security has been authorized.

The Province hereby agrees to furnish a copy of the opinion of the Minister of Justice and Attorney General, the Deputy Attorney General, the Assistant Deputy Attorney General, the Director of Civil Legal Services, the Assistant Director of Civil Legal Services or a Crown Counsel of the Department of Justice of the Province, as required, in an amendment to the Province’s Annual Report on Form 18-K incorporated by reference herein, or in a post-effective amendment to this Registration Statement relating to a particular issue of the Securities or Warrants.

UNDERTAKINGS

The Province hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the Province shall not be required to file a post-effective amendment otherwise required by clause (i) or (ii) above if the information required to be included in a post-effective amendment is contained in any report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Province pursuant to Rule 424(b)(1) or (4) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

(5) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Province’s annual report on Form 18-K or of amendments thereto under the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) That, for the purposes of determining any liability under the Securities Act of 1933, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness;

provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises:

(1)	The facing sheet and the explanatory note;

(2)	Part I consisting of the Basic Prospectus;

(3)	Part II consisting of pages II-1 through II-5; and

(4)	The following Exhibits:

	(4.1)	Form of Security.*

	(5.1)	Opinion of the Minister of Justice and Attorney General, the Deputy Attorney General, the Assistant Deputy Attorney General, the Director of Civil Legal Services, the Assistant Director of Civil Legal Services or a Crown Counsel of the Department of Justice of the Province of Manitoba (including Order in Council attached as annex thereto).*

	(23.1)	Consent of Mary McGunigal, Crown Counsel, Civil Legal Services of the Department of Justice of the Province of Manitoba.

	(23.2)	Consent of Thompson Dorfman Sweatman LLP, Canadian counsel to the Underwriters.

	(23.3)	Consent of Sullivan & Cromwell LLP, United States counsel to the Underwriters.

	(99.1)	List of Names and Addresses of Underwriters.*

	(99.2)	Itemized list of expenses incurred or to be incurred or borne by or for the account of the Province or properly chargeable thereto.*

*	To be filed with an amendment to the Province’s Annual Report on Form 18-K incorporated by reference herein or a post-effective amendment to this Registration Statement relating to a particular issue of Securities or Warrants.

SIGNATURE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, set forth below is the signature of the registrant.

PROVINCE OF MANITOBA

By:	/s/ Garry Steski
Garry Steski
Acting Assistant Deputy Minister of Finance
Province of Manitoba

January 12, 2015

SIGNATURE OF REGISTRANT’S AUTHORIZED AGENT IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, set forth below is the signature of the duly authorized agent in the United States of the registrant.

PROVINCE OF MANITOBA

By:	/s/ Heidi Kutz
Heidi Kutz
Deputy Consul General
Consulate General of Canada, New York

January 12, 2015

EXHIBIT INDEX

Exhibit		Description

4.1	—	Form of Security.*

5.1	—	Opinion of the Minister of Justice and Attorney General, the Deputy Attorney General, the Assistant Deputy Attorney General, the Director of Civil Legal Services, the Assistant Director of Civil Legal Services or a Crown Counsel of the Department of Justice of the Province of Manitoba (including Order in Council attached as annex thereto).*

23.1	—	Consent of Mary McGunigal, Crown Counsel, Civil Legal Services of the Department of Justice of the Province of Manitoba.

23.2	—	Consent of Thompson Dorfman Sweatman LLP, Canadian counsel to the Underwriters.

23.3	—	Consent of Sullivan & Cromwell LLP, United States counsel to the Underwriters.

99.1	—	List of Names and Addresses of Underwriters.*

99.2	—	Itemized list of expenses incurred or to be incurred or borne by or for the account of the Province or properly chargeable thereto.*

*	To be filed with an amendment to the Province’s Annual Report on Form 18-K incorporated by reference herein or a post-effective amendment to this Registration Statement relating to a particular issue of Securities or Warrants.